Filed by: Cole Office & Industrial REIT (CCIT II), Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Griffin Capital Essential Asset REIT, Inc.
SEC File No. 000-55605

FREEPORT-McMoRAN

Please Vote.

Your vote matters.
Vote your shares today!

CIM CCIT II

Cole Office & Industrial REIT (CCIT II), Inc.

CIM CCIT II
Cole Office & Industrial REIT (CCIT II), Inc.

Your Vote Is Important - Vote Your Shares Today!

The CCIT II Special Meeting of Shareholders will be held virtually on February 23, 2021. Whether or not you plan to attend, your vote is very important. Please vote your shares by internet, telephone, or mail.

Simply follow the instructions on the enclosed form. For your convenience, we've highlighted the location of your unique Control Number. If you have any questions or need assistance, please call 1-855-325-6676.

Three Ways to Vote

Online

www.proxyvote.com
Please have your proxy card in hand when accessing the website.

There are easy-to-follow directions to help you complete the electronic voting instruction form.

By Phone

Without a Proxy Card
Call 1-855-325-6676
Monday to Friday, 9:00am to 9:00pm EDT to speak with a proxy specialist.

With a Proxy Card
Call 1-800-690-6903 with a touch-tone phone to vote using an automated system.

By Mail

Mark, sign and date your ballot and return it in the postage-paid envelope provided.

0000 0000 0000 0000
NOTE: This is not an actual Control Number. Please refer to the proxy card for your unique Control Number.

0000 0000 0000 0000
NOTE: This is not an actual Control Number. Please refer to the voting instruction card for your unique Control Number.